CHOU AMERICA MUTUAL FUNDS
Three Canal Plaza, Suite 600
Portland, Maine 04101

July 10, 2017

VIA EDGAR

Office of Registration and Reports U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re: Chou America Mutual Funds - File Numbers 333-165300 and 811-22394 (the "Trust")

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"), enclosed for filing on behalf of the Trust please find: (i) a copy of the Trust's Investment Company Blanket Bond No. 206-25-75-07 (the "Fidelity Bond") issued by Great American Insurance Company in the amount of $525,000; and (ii) a secretary's certificate certifying the resolutions approved by the Board of Trustees of the Trust on June 22, 2017, approving the type, form, coverage and amount of the Fidelity Bond.

The Trust paid a premium of $2,465 for the amount of the Fidelity Bond for the period from July 1, 2017, through July 1, 2018.

Respectfully submitted,

 /s/ Gino E. Malaspina
Gino E. Malaspina
Secretary of the Trust